

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2013

Mr. W. Dean Waters
Chief Financial Officer
Vystar Corporation
3235 Satellite Blvd., Building 400, Suite 290
Duluth, GA 30096

  Re: **Vystar Corporation**
    Form 8-K
    Filed July 5, 2013
    File No. 0-53754

Dear Mr. Waters:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Mindy Hooker

      Mindy Hooker
      Accountant